Management's Discussion and Analysis

Years ended December 31, 2021 and 2020

Forward looking statements
Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Business Performance Highlights" section and "Outlook" section, contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this MD&A contains Forward-Looking Statements pertaining to: (i) our development of new strategies in low carbon strategies; (ii) the potential actions by the Fed Reserve with respect to inflation; (iii) the potential for the gold price to increase; (iv) our ability to thrive with our combination of products and investment talent and continuing to create value for our shareholders and clients in 2022; (v) our anticipation of another solid year of operating performance as we continue to benefit from strong gold and silver bullion markets, ongoing inflows into most of our fund products and continued success in the build out of our uranium physical trust and ETFs; which should more than offset any anticipated lower year-over-year performance in our brokerage and private fund strategies; (vi) our commitment to implement ESG considerations into both our investment management activities as well as our corporate operations; (vii) our agreement to acquire exclusive licensing rights to the index tracked by the North Shore Global Uranium ETF (“URNM”); (viii) expectation of the effects of COVID-19; and (ix) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of COVID-19; and (v) those assumptions disclosed herein under the heading "Critical Accounting Estimates, Judgments and Changes in Accounting Policies". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favourable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's lending business; (xxvii) risks relating to the Company’s brokerage business; (xxviii) the potential risk that the transaction and the related fund reorganization will not be approved by the shareholders of URNM; (xxix) failure to, in a timely manner, or at all, obtain the other necessary approvals for the transaction and related fund reorganization; (xxx) failure of the parties to otherwise satisfy the conditions to complete the transaction and related fund reorganization; (xxxi) the effect of the announcement of the transaction and related transaction on URNM generally and other customary risks associated with transactions of this nature; (xxxii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 24, 2022; and (xxxiii) those risks described under the headings "Managing Financial Risk" and "Managing Non-Financial Risk" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Management's discussion and analysis
This MD&A of financial condition and results of operations, dated February 24, 2022, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at December 31, 2021, compared with December 31, 2020, and the consolidated results of operations for the three and twelve months ended December 31, 2021, compared with the three and twelve months ended December 31, 2020. The board of directors approved this MD&A on February 24, 2022. All note references in this MD&A are to the notes to the Company's December 31, 2021 audited annual consolidated financial statements ("annual financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.
Presentation of financial information
The annual financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the annual financial statements. While the Company’s functional currency is the Canadian dollar, its presentation currency is the U.S. dollar. Accordingly, all dollar references in this MD&A are in U.S. dollars, unless otherwise specified. The use of the term "prior period" refers to the three and twelve months ended December 31, 2020.

Key performance indicators and non-IFRS and other financial measures
The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered as an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures please see page 10 of this MD&A.
Assets under management
Assets under management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings and managed accounts.
Net inflows
Net inflows (consisting of net sales, capital calls and fee earning capital commitments) result in changes to AUM and are described individually below:
Net sales
Fund sales (net of redemptions), including 'at-the-market' transactions and secondary offerings of our physical trusts and new 'creations' of ETF units, are a key performance indicator as new assets being managed will lead to higher management fees and can potentially lead to increased carried interest and performance fee generation (as applicable) given that AUM is also the basis upon which carried interest and performance fees are calculated.
Capital calls and fee earning capital commitments
Capital calls into our lending LPs are a key source of AUM creation, and ultimately, earnings for the Company. Once capital is called into our lending LPs, it is included within the AUM of the Company as it will now earn a management fee (NOTE: it is possible for some forms of committed capital to earn a commitment fee despite being uncalled, in which case, it will also be included in AUM at that time). Conversely, once loans in our lending LPs are repaid, capital may be returned to investors in the form of a distribution, thereby reducing our AUM ("capital distributions").
Net fees
Management fees (net of trailer, sub-advisor, other fees and direct payouts) and carried interest and performance fees (net of carried interest and performance fee payouts) are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.(1)
Net commissions
Commissions, net of commission expenses (internal and external), arise primarily from transaction-based service offerings of our brokerage segment and purchases and sales of uranium in our exchange listed products segment.(1)
Net compensation
Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in this MD&A, and severance and new hire accruals which are non-recurring.(1)
Total shareholder return
Total shareholder return is the financial gain (loss) that results from a change in the Company's share price, plus any dividends paid over the period.
Return on capital
Return on capital is calculated as adjusted base EBITDA, plus gain (loss) on investments divided by capital stock plus outstanding loan facility.
(1) Prior period non-IFRS measures presented throughout this MD&A have been re-presented to align with these definitions

EBITDA, adjusted EBITDA, adjusted base EBITDA and operating margin
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric, in particular, results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures.
Neither EBITDA, adjusted EBITDA or adjusted base EBITDA have standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.
The following table outlines how our EBITDA, Adjusted EBITDA and Adjusted base EBITDA measures are determined:

	3 months ended		12 months ended

(in thousands $)	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020

Net income for the periods	10,171	6,720	33,185	26,978
Adjustments:
Interest expense	239	331	1,161	1,237
Provision for income taxes	3,354	2,561	12,005	7,684
Depreciation and amortization	1,136	1,023	4,552	4,052
EBITDA	14,900	10,635	50,903	39,951

Other adjustments:
(Gain) loss on investments (1)	43	3,089	1,883	(5,109)
Non-cash stock-based compensation	450	1,307	1,698	2,835
Other expenses (credits) (2)	3,304	4,266	13,217	11,035
Adjusted EBITDA	18,697	19,297	67,701	48,712

Other adjustments:
Carried interest and performance fees	(4,298)	(10,075)	(12,235)	(10,075)
Carried interest and performance fee payouts	2,516	5,529	7,222	5,529
Trailer, sub-advisor and other fees	790	—	1,385	—
Adjusted base EBITDA	17,705	14,751	64,073	44,166
Operating margin (3)	55%	51%	53%	49%
(1) This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described above are met.
(2) In addition to the items outlined in Note 5 of the annual financial statements, this reconciliation line also includes $0.2 million severance and new hire accruals for the 3 months ended December 31, 2021 (3 months ended December 31, 2020 - $0.1 million) and $0.7 million for the 12 months ended (12 months ended December 31, 2020 - $1.3 million). This reconciliation line excludes income (loss) attributable to non-controlling interests of ($0.2 million) for the 3 months ended (3 months ended December 31, 2020 - $0.3 million) and $0.1 million for the 12 months ended December 31, 2021 (12 months ended December 31, 2020 - $0.8 million).
(3) Calculated as adjusted base EBITDA inclusive of depreciation and amortization. This figure is then divided by revenues before gains (losses) on investments, net of direct costs as applicable.

Business overview
Our reportable operating segments are as follows:

Exchange listed products
•The Company's closed-end physical trusts and exchange traded funds ("ETFs").
Managed equities
•The Company's alternative investment strategies managed in-house and on a sub-advised basis.
Lending
•The Company's lending and streaming activities occur through limited partnership vehicles ("lending LPs").
Brokerage
•The Company's regulated broker-dealer activities (equity origination, corporate advisory, sales and trading).
Corporate
•Provides the Company's operating segments with capital, balance sheet management and other shared services.
All other segments
•Contains all non-reportable segments as per IFRS 8, Operating Segments ("IFRS 8"). See Note 14 of the annual financial statements for further details.

For a detailed account of the underlying principal subsidiaries within our reportable business segments, refer to the Company's Annual Information Form and Note 2 of the annual financial statements.

Financial highlights
* Excluding dividend reinvestment, the S&P/TSX composite cumulative 5-year return was 39%.

Outlook
After posting record adjusted base EBITDA in 2021, we are anticipating another solid year of operating performance as we continue to benefit from strong gold and silver bullion markets, ongoing inflows into most of our fund products and continued success in the build out of our uranium physical trust and ETFs.

Product and business line expansion
On November 4, we announced that we are further expanding our uranium franchise with an agreement to acquire exclusive licensing rights to the index tracked by the North Shore Global Uranium ETF (“URNM”), which has the potential to result in a transaction that would be accretive to our AUM. We believe URNM is a perfect complement to SPUT, which has quickly become the largest and most in-demand physical uranium vehicle in the world. The transaction is expected to close in the first half of 2022.
On July 19, the Company closed on the previously announced transaction with Uranium Participation Corporation (“UPC acquisition”) to form the Sprott Physical Uranium Trust ("SPUT"). Under the agreement, UPC shareholders received one half of one unit of SPUT. As part of the transaction, the Company has contributed CAD$6.7 million to UPC at closing, paid a CAD$5.8 million termination fee to the former manager, and reimbursed CAD$1 million in out-of-pocket expenses to UPC. At the time of closing, this transaction added $630 million to the Company's AUM.

COVID-19 update
Our business continuity plan continues to operate effectively throughout the pandemic. Our portfolio managers, brokerage professionals, enterprise shared services teams and key outsource service providers are fully operational.

Environmental, social, governance highlights
Sprott is committed to implementing ESG considerations into both our investment management activities as well as our corporate operations. Our 2021 ESG accomplishments are noted below. Please see “Environmental, social, and governance policy” in the 2021 Annual Information Form for additional details regarding our commitment to ESG.

Responsible investing

•We completed the submission of our inaugural report to the Principles for Responsible Investment, signaling our commitment to incorporate ESG factors into our investment ownership decisions

Environmental

•This year, we completed an assessment of our offices in Canada and the United States and determined that we achieved carbon neutrality under the Carbonzero program as we sourced carbon offsets in the equivalent amount of our 2020 Scope 1 and Scope 2 Greenhouse Gas emissions
•Launched the Sprott Physical Uranium Trust, providing investors access to a vehicle focused on a form of energy generation that is one of the cleanest energy generation sources based on CO2 emissions(1), and a contributor to global de-carbonization goals
•We continued to build scale in the Sprott Physical Silver Trust, providing investors with the opportunity to invest in a base metal used in solar and other green technologies that are critical in the fight against climate change

Social

•This year, we made further progress towards our Diversity, Equity and Inclusion (“DEI”) goals by increasing the number of women and BIPOC individuals on the Sprott leadership team. The promotion and advancement of these deserving high achievers brings us closer to our long-term goal of at least 1/3 women and 1/3 BIPOC individuals on the leadership team over the next 36 months. Further strengthening our company as we better reflect the makeup of our shareholder base, clients and employees across the world
•Continued to deepen our relationships with organizations in the communities we operate in, including those committed to COVID-19 relief, at-risk communities in our local neighborhoods, and those advancing opportunities for women in mining and in governance roles
•Awarded the first Sprott School of Business Scholarship for women in finance at Carleton University
•Delivered mandatory company-wide training sessions on DEI, unconscious bias, and emotional intelligence
•Introduced a company-wide Truth and Reconciliation education session, developed by the Four Seasons of Reconciliation Indigenous Circle and the First Nations University of Canada
•Supported employee health and wellness through mental health & wellbeing seminars

Governance

•Added two new independent directors
•Completed an external review of our governance practices with Global Governance Advisors to identify and implement policy and disclosure enhancements
•Our compensation practices continue to incorporate a mix of pay reflecting the objectives of our shareholders that management be compensated more towards variable at-risk pay (AIP) and long-term stock incentives (LTIP)
•Hired BitSight (an independent third party Cyber Security rating firm), which ranked the Company in the top 10% of all financial services firms worldwide as it relates to cybersecurity and cybersecurity performance. The company continues to make good progress towards the finalization of our National Institute of Standards & Technology ("NIST") audit

(1) Based on Greenhouse gas emissions factors from the Intergovernmental Panel on Climate Change AR5 (2014) and Pehl et al. (2017) in Nature.

Results of operations
Summary financial information

(In thousands $)	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Summary income statements
Management fees	27,783	28,612	25,062	22,452	22,032	19,934	15,825	15,125
Carried interest and performance fees	4,298	—	—	7,937	10,075	—	—	—
less: Carried interest and performance fee payouts	2,516	—	126	4,580	5,529	—	—	—
less: Trailer, sub-advisor and other fees (1)	1,662	637	552	1,194	583	527	516	414
less: Direct payouts (1)	1,367	1,892	1,198	890	695	476	490	634
Net fees	26,536	26,083	23,186	23,725	25,300	18,931	14,819	14,077
Commissions	14,153	11,273	7,377	12,463	6,761	9,386	6,133	5,179
less: Commission expense - internal (1)	4,128	3,089	3,036	5,289	2,093	3,313	1,887	1,236
less: Commission expense - external (1)	3,016	2,382	49	253	98	344	161	—
Net commissions	7,009	5,802	4,292	6,921	4,570	5,729	4,085	3,943
Finance income	788	567	932	1,248	1,629	757	656	914
Gain (loss) on investments	(43)	310	2,502	(4,652)	(3,089)	4,408	8,142	(4,352)
Other income	313	529	438	303	949	914	285	113
Total net revenues	34,603	33,291	31,350	27,545	29,359	30,739	27,987	14,695

Compensation	20,632	18,001	15,452	22,636	20,193	16,280	10,991	10,125
less: Carried interest and performance fee payouts	2,516	—	126	4,580	5,529	—	—	—
less: Commission expense and direct payouts	5,495	4,981	4,234	6,179	2,788	3,789	2,377	1,870
less: Severance and new hire accruals	187	207	293	44	65	210	358	667
Net compensation	12,434	12,813	10,799	11,833	11,811	12,281	8,256	7,588
Severance and new hire accruals	187	207	293	44	65	210	358	667
Selling, general and administrative (1)	4,172	3,682	3,492	3,351	2,320	2,465	2,944	3,370
Interest expense	239	312	260	350	331	320	350	236
Depreciation and amortization	1,136	1,134	1,165	1,117	1,023	992	1,049	988
Other expenses (credits)	2,910	3,875	876	4,918	4,528	4,154	2,893	(1,081)
Total expenses	21,078	22,023	16,885	21,613	20,078	20,422	15,850	11,768

Net income	10,171	8,718	11,075	3,221	6,720	8,704	10,492	1,062
Net Income per share	0.41	0.35	0.44	0.13	0.27	0.36	0.43	0.04
Adjusted base EBITDA	17,705	16,713	15,050	14,605	14,751	12,024	9,204	8,187
Adjusted base EBITDA per share	0.71	0.67	0.60	0.59	0.60	0.49	0.38	0.33
Operating margin	55%	52%	52%	51%	51%	47%	49%	43%

Summary balance sheet
Total assets	365,873	375,819	361,121	356,986	377,348	358,300	338,931	318,318
Total liabilities	74,654	84,231	64,081	67,015	86,365	81,069	70,818	65,945

Total AUM	20,443,088	19,016,313	18,550,106	17,073,078	17,390,389	16,259,184	13,893,039	10,734,831
Average AUM	20,229,119	19,090,702	18,343,846	17,188,205	16,719,815	16,705,046	13,216,415	11,007,781
(1) Certain comparative figures have been reclassified to conform with current year presentation.

AUM summary
AUM was $20.4 billion as at December 31, 2021, up $1.4 billion (8%) from September 30, 2021 and up $3.1 billion (18%) from December 31, 2020. On a three and twelve months ended basis, we benefited from strong inflows to our physical trusts and lending strategies. We also benefited from the UPC acquisition adding $630 million to our physical trusts in the third quarter. These increases more than offset market value depreciation across most of our fund products during the year.

3 months results

(In millions $)	AUM Sep. 30, 2021	Net inflows (1)	Market value changes	Other (2)	AUM Dec. 31, 2021	Blended management fee rate (3)

Exchange listed products
- Physical trusts
- Physical Gold Trust	4,778	39	191	—	5,008	0.35%
- Physical Gold and Silver Trust	3,921	4	169	—	4,094	0.40%
- Physical Silver Trust	3,378	59	163	—	3,600	0.45%
- Physical Uranium Trust	1,303	539	(73)	—	1,769	0.30%
- Physical Platinum & Palladium Trust	128	5	(1)	—	132	0.50%
- Exchange Traded Funds	317	6	33	—	356	0.35%
	13,825	652	482	—	14,959	0.38%

Managed equities
- Precious metals strategies	2,017	(56)	180	—	2,141	0.80%
- Other (4)	350	—	12	—	362	0.93%
	2,367	(56)	192	—	2,503	0.82%

Lending	1,383	64	3	(24)	1,426	0.79%

Other (5)	1,441	125	(11)	—	1,555	0.95%

Total (6)	19,016	785	666	(24)	20,443	0.51%

12 months results

(In millions $)	AUM Dec. 31, 2020	Net inflows (1)	Market value changes	Other (2)	AUM Dec. 31, 2021	Blended management fee rate (3)
Exchange listed products
- Physical trusts
- Physical Gold Trust	4,893	315	(200)	—	5,008	0.35%
- Physical Gold and Silver Trust	4,423	(17)	(312)	—	4,094	0.40%
- Physical Silver Trust	2,408	1,756	(564)	—	3,600	0.45%
- Physical Uranium Trust	—	998	141	630	1,769	0.30%
- Physical Platinum & Palladium Trust	127	37	(32)	—	132	0.50%
- Exchange Traded Funds	382	24	(50)	—	356	0.35%
	12,233	3,113	(1,017)	630	14,959	0.38%

Managed equities
- Precious metals strategies	2,479	(52)	(286)	—	2,141	0.80%
- Other (4)	352	(1)	11	—	362	0.93%
	2,831	(53)	(275)	—	2,503	0.82%

Lending	999	583	(12)	(144)	1,426	0.79%

Other (5)	1,327	381	(153)	—	1,555	0.95%

Total (6)	17,390	4,024	(1,457)	486	20,443	0.51%
(1) See 'Net inflows' in the key performance indicators and non-IFRS and other financial measures section of this MD&A.
(2) Includes new AUM from fund acquisitions and lost AUM from fund divestitures and capital distributions of our lending LPs.
(3) Management fee rate represents the weighted average fees for all funds in the category.
(4) Includes institutional managed accounts.
(5) Includes Sprott Korea Corp. and high net worth discretionary managed accounts in the U.S.
(6) No performance fees are earned on exchange listed products. Performance fees are earned on all precious metals strategies (other than bullion funds) based on returns above relevant benchmarks. Other managed equities strategies primarily earn performance fees on flow-through products. Lending funds earn carried interest calculated as a pre-determined net profit over a preferred return.

Key revenue lines
Management, carried interest and performance fees
Management fees were $27.8 million in the quarter, up $5.8 million (26%) from the quarter ended December 31, 2020 and $103.9 million on a full year basis, up $31 million (43%) from the year ended December 31, 2020. Carried interest and performance fees were $4.3 million in the quarter, down $5.8 million (57%) from the quarter ended December 31, 2020 and $12.2 million on a full year basis, up $2.2 million (21%) from the year ended December 31, 2020. Net fees were $26.5 million in the quarter, up $1.2 million (5%) from the quarter ended December 31, 2020 and $99.5 million on a full year basis, up $26.4 million (36%) from the year ended December 31, 2020. Our revenue performance was primarily due to strong net inflows in our exchange listed products segment (primarily our silver bullion trust) and higher average AUM resulting from the UPC acquisition and subsequent inflows into this newly acquired fund. We also benefited from inflows in our lending and brokerage segments. Additionally, we experienced carried interest crystallization in our lending segment.
Commission revenues
Commission revenues were $14.2 million in the quarter, up $7.4 million from the quarter ended December 31, 2020 and $45.3 million on a full year basis, up $17.8 million (65%) from the year ended December 31, 2020. Net commissions were $7 million in the quarter, up $2.4 million (53%) from the quarter ended December 31, 2020 and $24 million on a full year basis, up $5.7 million (31%) from the year ended December 31, 2020. Net commissions were strong in the quarter and on a full year basis due to a combination of commissions earned on strong mining equity origination in our brokerage segment during the first half of the year and commissions earned on the purchase of uranium in our exchange listed products segment during the second half of the year.
Finance income
Finance income was $0.8 million in the quarter, down $0.8 million (52%) from the quarter ended December 31, 2020 and $3.5 million on a full year basis, down $0.4 million (11%) from the year ended December 31, 2020. Our quarterly and full year results are primarily driven by income generation in co-investment positions we hold in LPs managed in our lending segment.

Key expense lines
Compensation
Net fees, net commissions, adjusted base EBITDA and operating margins are key drivers of the company’s net compensation expense and related net compensation expense ratio (net compensation divided by net fees and net commissions). Net compensation expense was $12.4 million in the quarter, up $0.6 million (5%) from the quarter ended December 31, 2020. This compares to net fees and commissions growth of 12% and adjusted base EBITDA growth of 20% over the same time period. Net compensation expense was $47.9 million on a full year basis, up $7.9 million (20%) from the year ended December 31, 2020. This compares to net fees and commissions growth of 35% and adjusted base EBITDA growth of 45% over the same time period. Our net compensation expense ratio on a full year basis was 39% compared to 44% for the year ended December 31, 2020.
Selling, general & administrative ("SG&A")
SG&A was $4.2 million in the quarter, up $1.9 million (80%) from the quarter ended December 31, 2020 and $14.7 million on a full year basis, up $3.6 million (32%) from the year ended December 31, 2020. The increase was mainly due to higher marketing, regulatory and technology costs.
Earnings
Net income was $10.2 million ($0.41 per share) in the quarter, up 51%, or $3.5 million ($0.14 per share) from the quarter ended December 31, 2020 and $33.2 million ($1.33 per share) on a full year basis, up 23%, or $6.2 million ($0.23 per share) from the year ended December 31, 2020.
Adjusted base EBITDA was $17.7 million ($0.71 per share) in the quarter, up 20%, or $3 million ($0.11 per share) from the quarter ended December 31, 2020 and a record $64.1 million ($2.58 per share) on a full year basis, up 45%, or $19.9 million ($0.78 per share) from the year ended December 31, 2020.
On a quarterly and full year basis, we benefited from strong inflows into our physical trusts (primarily silver bullion), the UPC acquisition, subsequent additional inflows into this newly acquired fund and our lending products. Finally, we saw very robust mining equity origination activity in the first half of the year, coupled with strong ongoing AUM development in our brokerage segment.

Additional revenues and expenses
Investment losses in the quarter were primarily from net market value depreciation of certain digital gold strategies that were partially offset by market value appreciation of our co-investments and equity holdings. On a full year basis, we were impacted by unrealized losses on certain co-investments that were partially offset by net gains on our digital gold strategies and equity holdings.
Other income was lower due to a decrease in income attributable to non-controlling interests.
Amortization of intangibles was largely flat from the prior period. Depreciation of property was higher from the prior period mainly due to increased depreciation expense related to leases.
Other expenses (credits) were lower during the quarter and higher on a full year basis. The decrease in the quarter was primarily due to last year's accrual of additional contingent consideration related to the Tocqueville acquisition. The increase on a full year basis was due to a $2.6 million payment to the former owners of Central Fund of Canada Limited to cover legacy transaction costs from the 2018 acquisition.

Balance sheet
Total assets were $365.9 million, down $11.5 million from December 31, 2020. The decrease was primarily due to a decrease in co-investments and other assets held by the Company. Total liabilities were $74.7 million, down $11.7 million from December 31, 2020. The decrease was due to lower accrued liabilities on the payment of contingent consideration related to the Tocqueville acquisition. Total shareholder's equity was $291.2 million, up $0.2 million from December 31, 2020.

Reportable operating segments
Exchange listed products

	3 months ended		12 months ended

(In thousands $)	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Summary income statement
Management fees	14,448	11,449	53,404	37,670
less: Trailer, sub-advisory and other fees	344	101	588	394
Net Fees	14,104	11,348	52,816	37,276
Commissions	5,072	—	9,577	—
less: Commission expense - internal	638	—	1,177	—
less: Commission expense - external	2,567	—	4,924	—
Net commissions (1)	1,867	—	3,476	—
Other income	—	1	2	10
Total net revenues	15,971	11,349	56,294	37,286

Net compensation	2,153	1,437	7,033	5,085
Severance and new hire accruals	—	—	—	73
Selling, general and administrative	879	452	2,877	1,836
Interest expense	93	76	414	338
Depreciation and amortization	251	242	1,007	940
Other expenses (credits)	21	994	2,621	485
Total expenses	3,397	3,201	13,952	8,757

Income before income taxes	12,574	8,148	42,342	28,529
Adjusted base EBITDA	12,953	9,497	46,449	30,563
Operating margin	80%	81%	81%	79%

Total AUM	14,959,109	12,233,316	14,959,109	12,233,316
Average AUM	14,771,210	11,786,235	13,513,765	9,914,709
(1) See 'net commissions' in the key performance indicators and non-IFRS and other financial measures section of this MD&A.

3 and 12 months ended

Income before income taxes was $12.6 million in the quarter, up $4.4 million (54%) from the quarter ended December 31, 2020 and was $42.3 million on a full year basis, up $13.8 million (48%) from the year ended December 31, 2020. Adjusted base EBITDA was $13 million in the quarter, up $3.5 million (36%) from the quarter ended December 31, 2020 and was $46.4 million on a full year basis, up $15.9 million (52%) from the year ended December 31, 2020. Our three and twelve months ended results benefited from the UPC acquisition and higher average AUM given strong inflows in our physical trust products throughout the year (particularly our silver bullion and uranium trusts). We also benefited from commissions earned on the purchase of uranium during the second half of the year.

Managed equities

	3 months ended		12 months ended

(In thousands $)	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Summary income statement
Management fees	5,898	5,901	24,137	20,621
Carried interest and performance fees	374	10,075	1,082	10,075
less: Carried interest and performance fee payouts	226	5,529	752	5,529
less: Trailer, sub-advisor and other fees	364	428	1,417	1,339
less: Direct payouts	32	19	247	118
Net fees	5,650	10,000	22,803	23,710
Gain (loss) on investments	2,156	1,719	(2,091)	9,803
Other income	700	297	1,485	855
Total net revenues	8,506	12,016	22,197	34,368

Net compensation	2,632	2,268	10,058	8,116
Severance and new hire accruals	—	12	30	142
Selling, general and administrative	731	328	2,790	1,649
Interest expense	93	200	492	686
Depreciation and amortization	58	54	228	208
Other expenses (credits)	321	2,579	5,023	4,899
Total expenses	3,835	5,441	18,621	15,700

Income before income taxes	4,671	6,575	3,576	18,668
Adjusted base EBITDA	2,911	3,288	11,387	10,762
Operating margin	49%	56%	49%	53%

Total AUM	2,502,727	2,831,023	2,502,727	2,831,023
Average AUM	2,531,842	2,735,878	2,626,817	2,649,120

3 months ended

Income before income taxes was $4.7 million in the quarter, down $1.9 million (29%) from the three months ended December 31, 2020. Our quarterly results were primarily impacted by lower net fees, partially offset by lower other expenses. Adjusted base EBITDA was $2.9 million in the quarter, down $0.4 million (11%) from the quarter ended December 31, 2020. Our quarterly results were primarily impacted by higher compensation and increased SG&A.

12 months ended

Income before income taxes was $3.6 million on a full year basis, down $15.1 million (81%) from the year ended December 31, 2020. Our full year results were primarily impacted by unrealized losses on co-investments in the year, compared to material gains in the prior year. Adjusted base EBITDA was $11.4 million on a full year basis, up $0.6 million (6%) from the year ended December 31, 2020. Adjusted base EBITDA benefited from higher management fees, partially offset by higher compensation and SG&A expense.

Lending

	3 months ended		12 months ended

(In thousands $)	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Summary income statement
Management fees	3,428	2,198	13,245	9,366
Carried interest and performance fees	3,924	—	11,153	—
less: Carried interest and performance fee payouts	2,290	—	6,470	—
less: Trailer, sub-advisor and other fees	820	41	1,499	192
less: Direct payouts	346	151	1,264	955
Net Fees	3,896	2,006	15,165	8,219
Finance income	773	1,629	3,447	3,838
Gain (loss) on investments	(333)	2,062	(2,429)	2,037
Other income	92	185	313	268
Total net revenues	4,428	5,882	16,496	14,362

Net compensation	1,628	1,480	6,475	4,833
Severance and new hire accruals	—	15	461	212
Selling, general and administrative	276	318	1,024	887
Interest expense	—	—	7	11
Depreciation and amortization	—	1	1	53
Other expenses (credits)	992	2,115	801	1,326
Total expenses	2,896	3,929	8,769	7,322

Income before income taxes	1,532	1,953	7,727	7,040
Adjusted base EBITDA	2,222	2,423	8,921	7,272
Operating margin	57%	61%	57%	59%

Total AUM	1,425,581	999,037	1,425,581	999,037
Average AUM	1,397,881	950,909	1,104,350	880,577

3 months ended

Income before income taxes was $1.5 million in the quarter, down $0.4 million (22%) from the quarter ended December 31, 2020. Our quarterly results were impacted by lower finance income and losses on co-investments, partially offset by higher net fees and lower other expenses. Adjusted base EBITDA was $2.2 million in the quarter, down $0.2 million (8%) from the quarter ended December 31, 2020. Our quarterly results were impacted by lower finance and other income, partially offset by higher net management fees.

12 months ended

Income before income taxes was $7.7 million on a full year basis, up $0.7 million (10%) from the year ended December 31, 2020. Our full year results benefited from higher net fees (which includes net carried interest), partially offset by losses on co-investments and compensation expense. Adjusted base EBITDA was $8.9 million on a full year basis, up $1.6 million (23%) from the year ended December 31, 2020. Our full year results benefited from higher net management fees partially offset by higher compensation expense.

Brokerage

	3 months ended		12 months ended

(In thousands $)	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Summary income statement
Commissions	8,388	6,882	34,216	26,705
less: Commission expense - internal	3,490	2,363	14,336	9,702
less: Commission expense - external	449	98	776	603
Net commissions	4,449	4,421	19,104	16,400
Management fees	2,439	886	9,599	2,168
less: Trailer, sub-advisor and other fees	61	—	150	—
less: Direct payouts	989	350	3,836	1,047
Net Fees	1,389	536	5,613	1,121
Finance income	15	—	63	118
Gain (loss) on investments	259	5	12	1,590
Other income	21	24	73	102
Total net revenues	6,133	4,986	24,865	19,331

Net compensation	1,517	1,859	7,704	6,033
Severance and new hire accruals	176	30	218	680
Selling, general and administrative	1,423	1,031	4,696	4,151
Interest expense	9	12	47	45
Depreciation and amortization	177	145	690	533
Other expenses (credits)	147	494	706	660
Total expenses	3,449	3,571	14,061	12,102

Income before income taxes	2,684	1,415	10,804	7,229
Adjusted base EBITDA	2,986	2,522	12,596	8,052
Operating margin	44%	53%	46%	47%

Total AUM	778,341	529,641	778,341	529,641
Average AUM	763,401	449,199	696,980	266,946

3 months ended

Income before income taxes was $2.7 million in the quarter, up $1.3 million (90%) from the quarter ended December 31, 2020. Adjusted base EBITDA was $3 million in the quarter, up $0.5 million (18%) from the quarter ended December 31, 2020. Our quarterly results primarily benefited from increased management fee generation in our U.S. managed accounts.

12 months ended

Income before income taxes was $10.8 million on a full year basis, up $3.6 million (49%) from the year ended December 31, 2020. Adjusted base EBITDA was $12.6 million on a full year basis, up $4.5 million (56%) from the year ended December 31, 2020. Our full year results benefited from increased management fee generation in our U.S. managed accounts and from strong mining equity origination in the first half of the year in our Canadian broker-dealer.

Corporate
This segment is primarily a cost centre that provides capital, balance sheet management and shared services to the Company's subsidiaries.

	3 months ended		12 months ended

(In thousands $)	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Summary income statement
Gain (loss) on investments	(2,016)	(6,793)	2,609	(7,351)
Other income	42	71	89	137
Total revenues	(1,974)	(6,722)	2,698	(7,214)

Net compensation	3,950	3,987	14,454	13,036
Severance and new hire accruals	—	—	—	52
Selling, general and administrative	513	331	2,118	1,699
Interest expense	44	43	197	157
Depreciation and amortization	521	572	2,375	2,286
Other expenses (credits)	997	389	2,106	1,336
Total expenses	6,025	5,322	21,250	18,566

Income (loss) before income taxes	(7,999)	(12,044)	(18,552)	(25,780)
Adjusted base EBITDA	(4,317)	(3,965)	(16,071)	(13,722)

3 and 12 months ended

•Investment loss in the quarter was primarily from market value depreciation of certain digital gold strategies, partially offset by market value appreciation of our equity holdings. On a full year basis, we benefited from net gains from our digital gold strategies and equity holdings.

•Net compensation was largely flat in the quarter. On a full year basis, net compensation increased primarily due to higher AIP on improved financial performance. Our corporate compensation ratio (net compensation per above divided by consolidated total net fees and net commissions) on a full year basis was 12% compared to 14% in the prior period.

•Other expenses (credits) were primarily due to FX translation movements and non recurring costs.

Dividends
The following dividends were declared by the Company during the twelve months ended December 31, 2021:

Record date	Payment Date	Cash dividend per share	Total dividend amount (in thousands $)
March 8, 2021 - Regular dividend Q4 2020	March 23, 2021	$0.25	6,426
May 17, 2021 - Regular dividend Q1 2021	June 1, 2021	$0.25	6,426
August 16, 2021 - Regular dividend Q2 2021	August 31, 2021	$0.25	6,426
November 15, 2021 - Regular dividend Q3 2021	November 30, 2021	$0.25	6,429
Dividends (1)			25,707
(1) Subsequent to year end, on February 24, 2022, a regular dividend of $0.25 per common share was declared for the quarter ended December 31, 2021. This dividend is payable on March 22, 2022 to shareholders of record at the close of business on March 7, 2022.

Capital stock
Including the 0.8 million unvested common shares currently held in the EPSP Trust (December 31, 2020 - 0.8 million), total capital stock issued and outstanding was 25.8 million (December 31, 2020 - 25.6 million).
Earnings per share for the current and prior periods have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share was $0.41 for the quarter and $1.33 on a full year basis compared to $0.27 and $1.10 in the prior periods respectively. Diluted earnings per share was $0.39 in the quarter and $1.28 on a full year basis compared to $0.26 and $1.05 in the prior periods respectively. Diluted earnings per share reflects the dilutive effect of in-the-money stock options, unvested shares held in the EPSP Trust and outstanding restricted stock units.
A total of 162,500 stock options are outstanding pursuant to our stock option plan, all of which are exercisable.

Liquidity and capital resources
As at December 31, 2021, the Company had $29.8 million (December 31, 2020 - $17 million) outstanding on its credit facility, all of which is due on December 14, 2025. The increase was primarily to fund the cost of the Tocqueville and UPC acquisitions.
The Company has access to a credit facility of $120 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans. On November 4, 2021, the Company upsized its credit facility from $70 million for general corporate purposes.
As at December 31, 2021, the Company was in compliance with all covenants, terms and conditions under the credit facility. Key terms under the credit facility are noted below:
Structure
•5-year, $120 million revolver with "bullet maturity" December 14, 2025
Interest rate
•Prime rate + 0 bps or;
•Banker acceptance rate + 170 bps
Covenant terms
•Minimum AUM: 70% of AUM on November 13, 2020
•Debt to EBITDA less than or equal to 2.5:1
•EBITDA to interest expense more than or equal to 2.5:1

Commitments
Besides the Company's long-term lease agreements, there are commitments to make co-investments in lending LPs arising from our lending segment or commitments to make investments in the net investments portfolio of the Company. As at December 31, 2021, the Company had $7.7 million in co-investment commitments from the lending segment (December 31, 2020 - $4.6 million).

Critical accounting estimates, judgements and changes in accounting policies
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur. The Company’s significant accounting policies are described in Note 2 of the annual financial statements. Certain of these accounting policies require management to make key assumptions concerning the future and consider other sources of estimation uncertainty at the reporting date. These accounting estimates are considered critical because they require subjective and/or complex judgements that may have a material impact on the value of our assets, liabilities, revenues and expenses.

Critical accounting estimates

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment annually, however, finite life intangibles are only tested for impairment to the extent indicators of impairment exist at the time of a quarterly assessment. In the case of goodwill and indefinite life intangibles, this annual test for impairment augments the quarterly impairment indicator assessments. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, AUM, net inflows, and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs, which could affect the Company's future results if estimates of future performance and fair value change.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions, volatility of underlying securities in warrant valuations and extraction recovery rates of mining projects. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Significant judgements

Investments in other entities

IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 28 Investments in Associates and Joint Ventures ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture, financial instrument or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interests in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

Managing financial risks
Market risk
The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.
Price risk
Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interests and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.
Interest rate risk
Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial instrument assets. The Company’s earnings, particularly through its lending segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Foreign currency risk
The Company enters into transactions that are denominated primarily in U.S. dollars and Canadian dollars. Foreign currency risk arises from foreign exchange rate movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows which are denominated in currencies other than the functional currency of the Company and its subsidiaries. The Company may employ certain hedging strategies to mitigate foreign currency risk.
Credit risk
Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's investments portfolio.
Investments
The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Other
The majority of accounts receivable relate to management fees, carried interest and performance fees receivable from the funds and managed accounts managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.
Liquidity risk
Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a $120 million committed line of credit with a major Canadian schedule I chartered bank. As part of its cash management program, the Company primarily invests in short-term debt securities issued by the Government of Canada with maturities of less than three months.

The Company's exposure to liquidity risk as it relates to our co-investments in lending LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its loan co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.
Financial liabilities, including accounts payable and accrued liabilities and compensation payable, are short-term in nature and are generally due within a year.
The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include: slowing its co-investment activities; adjust or otherwise temporarily suspend AIPs; cut or temporarily suspend its dividend; drawing on the line of credit; liquidating net investments; and/or issuing common shares.
Concentration risk
A significant portion of the Company's AUM as well as its investments are focused on the natural resource sector, and in particular, precious metals related investments and transactions. In addition, from time-to-time, certain investment may be concentrated to a material degree in a single position or group of positions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR")
Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the applicable U.S. and Canadian securities laws), concluded that the Company's DC&P and ICFR were properly designed and were operating effectively as at December 31, 2021. In addition, there were no material changes to ICFR during the quarter, and the implementation of our business continuity plan as a result of COVID-19 has not prevented the normal function of our internal controls.

Managing non-financial risks
Confidentiality of information
Confidentiality is essential to the success of the Company's business, and it strives to consistently maintain the highest standards of trust, integrity and professionalism. Account information is kept under strict control in compliance with all applicable laws, and physical, procedural, and electronic safeguards are maintained in order to protect this information from access by unauthorized parties. The Company keeps the affairs of its clients confidential and does not disclose the identities of clients (absent expressed client consent to do so). If a prospective client requests a reference, the Company will not provide the name of an existing client before receiving permission from that client to do so.

Conflicts of interest
The Company established a number of policies with respect to employee personal trading. Employees may not trade any of the securities held or being considered for investment by any of the Company's funds without prior approval. In addition, employees must receive prior approval before they are permitted to buy or sell securities. Speculative trading is strongly discouraged. All employees must comply with the Company's Code of Ethics. The code establishes strict rules for professional conduct including the management of conflicts of interest.
Independent review committee
National Instrument 81-107 - Independent Review Committee for Investment Funds (“NI 81-107”) requires all publicly offered investment funds to establish an independent review committee ("IRC") to whom all conflicts of interest matters must be referred for review and approval. The Company established an IRC for its public funds. As required by NI 81-107, the Company established written policies and procedures for dealing with conflict of interest matters and maintains records in respect of these matters and provides assistance to the IRC in carrying out its functions. The IRC is comprised of three independent members, and is subject to requirements to conduct regular assessments and provide reports to the Company and to the holders of interests in public funds in respect of its functions.
Insurance
The Company maintains appropriate insurance coverage for general business and liability risks as well as insurance coverage required by regulation. Insurance coverage is reviewed periodically to ensure continued adequacy.
Internal controls and procedures
Several of the Company's subsidiaries operate in regulated environments and are subject to business conduct rules and other rules and regulations. The Company has internal control policies related to business conduct. They include controls required to ensure compliance with the rules and regulations of relevant regulatory bodies including the OSC, IIROC, FINRA and the U.S. Securities and Exchange Commission ("SEC").
Enterprise risk management
The starting point to any enterprise risk management program (“ERM”) is the articulation of a risk appetite, which is the amount and types of risk we are willing to accept in our pursuit of business objectives. A company’s risk appetite is the bedrock upon which an ERM framework is established.
Our risk appetite is primarily based on specific regulatory and legal environment considerations; general environmental, social and governance responsibilities (“ESG”); the need for sound capital adequacy and treasury management processes; the preservation of our positive reputation among current and future stakeholders; the natural expectation of our shareholders that we take appropriate and reasonable levels of risk in our various business segments to maximize shareholder returns; and our overall desire to be good corporate citizens as part of our organizational culture and core values. The aforementioned considerations formed the basis for our risk appetite statements noted below:

•Regardless of loss probability, we will only accept inherent or residual risks that we have a proven, demonstrable ability to understand, diligently manage on an ongoing basis and thoroughly consider and balance relative to the outcomes; and

•Our risk appetite is low around any actions or inactions that could materially jeopardize the company’s reputation, core values or commitment to its stakeholders. Furthermore, at no point would we ever accept existential inherent or residual risks, regardless of loss probability.

The ERM process involves a comprehensive drill down through the organization to its constituent parts to identify all salient risks and evaluate them through the lens of our risk appetite. The following is a summary of the ERM steps used to filter organizational risks through our risk appetite:

•Identify all major processes within each business segment (and enterprise shared services function supporting them);

•Identify materially relevant inherent risks (both quantitative and qualitative), that may arise in each major process area;

•Rate each inherent risk (in the absence of internal controls), based on the degree of event probability and impact to the organization;

•Determine our risk tolerance for each inherent risk previously identified and rated;

•Identify internal controls in place (or needed) to mitigate the inherent risks down to the appropriate “residual level” (i.e. determine the post-controls risk rating and compare it to our predetermined risk tolerance level). NOTE: we stratify our internal controls universe using the “three lines of defense” approach recommended by the Institute of Internal Auditors prior to evaluating the effectiveness of internal controls;

•Compare all residual risk ratings to their corresponding risk tolerance level to ensure the risk is being appropriately managed (i.e. there are a sufficient number of, and appropriate types of, internal controls in place to manage the risk in light of our risk tolerance), and if not, take further action;

•Test, document and report on the effectiveness of the ERM program in managing risks within the boundaries of our risk appetite.
COVID-19 risk
Our business continuity plan continues to operate effectively throughout the pandemic. Our portfolio managers, brokerage professionals, enterprise shared services teams and key outsource service providers are fully operational.

Additional information relating to the Company, including the Company's Annual Information Form is available on EDGAR at www.sec.gov and SEDAR at www.sedar.com.